CONFIDENTIAL TREATMENT REQUESTED BY MERCADOLIBRE, INC.1

MERCADOLIBRE, INC.

ARIAS 3751, 7TH FLOOR

BUENOS AIRES, C1430CRG

ARGENTINA

TEL +5411 — 4640 — 8000

PEDRO ARNT

DIRECT DIAL: +5411 — 4640 — 8006

EMAIL: pedro@mercadolibre.com

June 5, 2017

Via EDGAR Correspondence

Mr. Stephen Krikorian

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Information Technologies and Services

100 F Street, N.E.

Washington, D.C. 20549-4561

Re:	MercadoLibre, Inc. Form 10-K for Fiscal Year Ended December 31, 2016 Filed February 24, 2017 File No. 001-33647

Dear Mr. Krikorian,

MercadoLibre, Inc., a Delaware corporation (the “Company,” “MercadoLibre”, “we” or “us”), is transmitting for filing the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”), with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016 (the “Form 10-K”) filed on February 24, 2017 (File No. 001-33647), contained in your comment letter dated May 22, 2017 (the “Comment Letter”).

For convenience of reference, each Staff comment contained in the Comment Letter is reprinted below in italics, numbered to correspond with the paragraph number assigned in the Comment Letter and is followed by the corresponding response of the Company. [1]

Form 10-K for Fiscal Year Ended December 31, 2016

Management’s Discussion and Analysis of Financial Condition and Results of Operations

1 Note: Confidential treatment has been requested under Rule 83 (17 C.F.R. § 200.83) with respect to the information contained within the [***] marking. Such portions have been omitted from this filing and have been filed separately with the Securities and Exchange Commission.

Description of line items

Sales and marketing expenses, page 46

1.	Please explain your basis for including the charges related to the buyer protection program in sales and marketing and refer to the authoritative guidance you relied upon when determining your classification.

Response: In response to the Staff’s comment, we advise the Staff that our buyer protection program (“BPP”) is designed to protect buyers in the Marketplace from losses due primarily to fraud or counterparty non-performance. In the case of an unfulfilled transaction, our buyer protection program covers the total value of the unfulfilled transaction subject to some conditions detailed in its terms of use. The program, therefore, provides confidence to both buyers and sellers regarding the fulfillment of the transaction, generating retention and higher volume of transactions through our platform. We believe our BPP incentivizes potential buyers to make purchases through our platform instead of through other means. Accordingly, we consider the BPP to be a marketing tool to incentive the use of our ecosystem. Furthermore, charges related to the buyer protection program are not necessary costs incurred to generate revenues or expenses directly related to providing the service that generates our revenues.

In addition, we advise the Staff that we rely upon the guidance in Regulation S-X 210.5 -03 when determining the appropriate income statement classification for charges related to the buyer protection program.

For the reasons described above, we advise the Staff that we concluded that charges related to the buyer protection program should be accounted for as “Sales and marketing expenses” in the income statement.

Results of operations

Net revenues, page 56

2.	You disclose that the increases in Non-Marketplace revenue in Brazil and Argentina during 2016 were mainly driven by the volumes of financing transactions, off-platform transactions, items shipped and ad sales. To the extent material, please quantify the contribution of each of these factors in future filings. As part of your response, please explain to us why you do not disclose the impact of the local currency devaluation on Non-Marketplace revenues. Refer to Item 303(a)(3)(iii) of Regulation S-K and Section III.D of SEC Release No. 33-6835.

Response: We advise the staff that we believe we have complied with the rules prescribed by Item 303(a)(3)(iii) of Regulation S-K and Section III.D of SEC Release No. 33-6835 because our disclosures allow an investor to understand the material factors that drive revenues within the Non-Marketplace category in each of our segments. Please also refer to our response to Question 5. If a change in Non-Marketplace revenue is in the future materially driven by a change in just one factor, we will quantify that contribution of that factor as a percentage of the total increase or decrease in future filings.

The increase in 2016 Non-Marketplace revenues in Argentina and Brazil, was primarily driven by increases in the volume of payments and shipping transactions. In the case of Argentina, the increase was partially offset by the local currency devaluation in that country. We advise the Staff that in future filings, we will explain and quantify the impact of local currency devaluation on Non-Marketplace revenues to the extent material.

3.	You disclose on page 23 that your MercadoPago business has not obtained the requisite authorization of the Brazilian Central Bank to carry out certain payment processing functions, which may have a material adverse effect on your business and results of operations. Please tell us the amount of revenue earned from your MercardoPago business in Brazil during each annual period presented and how you considered quantifying in your MD&A the potential adverse impact this uncertainty may have on your operations. Refer to Item 303(a) of Regulation S-K and Sections III.B.3 and IV.B.1 of SEC Release No. 33-8350.

Response: We determine what to disclose as a risk factor based on the probability of an event occurring, the potential magnitude of the effect of an event on our business, or both. In the case of the required authorization of the Brazilian Central Bank to carry out certain payment processing functions, we believe, although the effect on our business would be material if we were not to receive authorization, the probability of non-authorization is low. Although we submitted our application in 2014 and it has not yet been approved, this is consistent with information provided by the Central Bank of Brazil indicating that the vast majority of applications submitted to date have not yet been processed. We are permitted to continue carrying out the payment processing functions subject to the authorization until such authorization is received or denied. Further, we have not received any indication that our application will not be authorized at some point. Accordingly, we do not believe Item 303(a) of Regulation S-K or Sections III.B.3 and IV.B.1 of SEC Release No. 33-8350, which require disclosure of known trends (i.e., based on a likelihood of occurrence) require at this time disclosure or quantification of the potential adverse impact of non-authorization. However, we closely monitor the status of this matter on a recurring basis and, to the extent we believe that the probability of non-authorization is no longer low, we will disclose the potential adverse impact.

Consolidated financial statements

Notes to Consolidated financial statements

Note 2. Summary of significant accounting policies

Revenue recognition, page 14

4.	Please describe for us the various offerings under MercadoPago and the respective revenue recognition policy for each offering. Distinguish the fees earned for providing financing directly and any other fees earned before the credit card receivables are sold to third parties. Revise your disclosure in future filings to provide a more comprehensive policy for financing revenues.

Response: In response to the Staff’s comment, we advise the Staff that we earn revenues through MercadoPago from commissions we charge sellers that use MercadoPago to process payments for transactions they consummate off-Marketplace. The commission charged is based on a percentage of the payment amount processed through MercadoPago. Net revenues earned from these transactions are recognized when the transaction is completed (i.e. when the payment is processed by the Company).

We also earn revenues as a result of offering financing to our MercadoPago buyers. We offer buyers (in both on- and off-Marketplace transactions) the option to pay in installments and charge fees corresponding to the amount financed. We recognize revenue from these activities either when we finance directly or when we sell the corresponding financial assets to financial institutions. When we sell the credit card receivables to financial institutions, financing revenues are accounted for net of financing cost at the time of transfer of the financial assets. When we directly finance the transaction we recognize financing revenues ratably over the period of the financing.

Finally, we generate revenues from interests from merchant loans and advances extended under our MercadoCredito solution. Interest earned on loans and advances granted to merchants is recognized over the period of the loan and is based on effective interest rates, net of any required reserves.

We advise the Staff that we will revise our disclosure in Note 2, section “Revenue Recognition” to the Company´s consolidated financial statements in future 10K to provide a more comprehensive policy for MercadoPago financing revenues, as follows:

“Revenues from commissions we charge to sellers for transactions off-platform derived from the use of the Company’s on-line payments solution, are recognized once the transaction is considered completed, when the payment is processed by the Company. The Company also earns revenues as a result of offering financing to its MercadoPago users, either when the Company finances the transactions directly or when the Company sells the corresponding financial assets to financial institutions. When the Company finances the transactions directly, it recognizes financing revenue ratably over the period of the financing. When the Company sells the corresponding financial assets to financial institutions, financing revenues are accounted for net of financing costs at the time of transfer of the financial assets.

Revenues from interest earned on loans and advances granted to merchants are recognized over the period of the loan and is based on effective interest rates, net of any required reserves.”

Note 7. Segments, page 32

5.	Please tell us how you considered disclosing revenue for each Non-Marketplace service or groups of similar services pursuant to ASC 280-10-50-40. In your response, quantify the revenues from financing fees, off-platform payment fees, shipping fees and advertising services during each annual period presented.

Response: We advise the Staff that we offer our users an integrated ecosystem of services composed of multiple interrelated e-commerce services. The most significant are the MercadoLibre Marketplace, the MercadoPago payments solutions, the MercadoEnvios shipping services, the MercadoLibre advertising programs, the MercadoLibre Classifieds services and the MercadoShops online webstores solutions, as further explained in our Form 10K as of December 31, 2016. Pursuant to ASC 280-10-50-40, we disclose revenues from these services as either Marketplace or Non-Marketplace, taking into consideration that revenues from our core Marketplace solution are derived directly from our gross merchandise volume (“GMV”) and all other services (which we classify as Non-Marketplace services) are not directly tied to GMV. We believe aggregation of these Non-Marketplace services meets the requirements of ASC 280-10-50-40 because we consider them similar in nature for the following reasons:

-	Our Non-Marketplace services are ancillary to our Marketplace service and are generally offered to our users as a unified set of services over a unique platform that serve the purpose of making Marketplace transactions easier to carry out by buyers and sellers.
-	Non-Marketplace services are primarily designed to support and maximize sales volumes on our core Marketplace. Consequently, our market strategy with respect to Non-Marketplace services is based on a consideration of the impact of a Non-Marketplace service on the revenues of our ecosystem as a whole, rather than on the potential revenues derived from a particular service.
-	Virtually all of our Non-Marketplace services are distributed to our marketplace users through a single on-line channel, and the majority of these are distributed as part of a purchase carried out on our marketplace.
-	Our product development process is focused primarily on the enhancement of our integrated platform to respond to a competitive user environment. Our product development strategy with respect to Non-Marketplace services is based on a consideration of the impact of a Non-Marketplace service on the revenues of our ecosystem as a whole, rather than on the potential revenues derived from a particular service.

The breakdown of our consolidated net revenues of the requested Non-Marketplace Services categories for the years ended December 31, 2016, 2015 and 2014 can be quantified as follows (in thousands):

CONFIDENTIAL TREATMENT REQUESTED BY MERCADOLIBRE, INC.2

Revenues	2016	2015	2014
Payments related fees (*)	***	***	***
Shipping fees	***	***	***
Advertising fees	***	***	***

(*) Payments related fees include fees arising from financing, off-platform and other payment services.

If you have any questions or comments regarding the foregoing, please contact our Chief Accounting Officer, Marcelo Melamud at +5411 4640 8053, marcelo.melamud@mercadolibre.com. We look forward working with you on these matters.

Sincerely,

/s/ Pedro Arnt

Name: Pedro Arnt

Title: Executive Vice President and Chief Financial Officer

cc:	Jacobo Cohen Imach Pedro Arnt Marcelo Melamud Federico Gómez Martínez

2 Note: Confidential treatment has been requested under Rule 83 (17 C.F.R. § 200.83) with respect to the information contained within the [***] marking. Such portions have been omitted from this filing and have been filed separately with the Securities and Exchange Commission.